October 6, 2014

VIA EDGAR & FEDEX

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Jacqueline Kaufman

Re:                             Cnova N.V.

Registration Statement on Form F-1

Initially Submitted on June 4, 2014

Reg. No. 333-196521

Dear Ms. Kaufman:

On behalf of our client, Cnova N.V., a Dutch company (the “Company”), we submit herewith Amendment No. 3 (“Amendment No. 3”) to the above-referenced registration statement on Form F-1 (the “Registration Statement”) via the Securities and Exchange Commission’s (the “Commission”) EDGAR system.  The Registration Statement was initially submitted to the Commission on June 4, 2014. Amendment No. 1 thereto was submitted to the Commission on July 14, 2014, and Amendment No. 2 thereto was submitted to the Commission on August 7, 2014 (and resubmitted to the Commission on August 12, 2014, to correct a technical error).  In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated August 19, 2014 (the “Comment Letter”).  Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 3.

Set forth below are the responses of the Company to the Staff’s comments in the Comment Letter.  For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response.  All page references in the responses set forth below refer to page numbers in Amendment No. 3.

Further, in response to comment 4 contained in the Staff’s letter dated June 30, 2014, enclosed for the Staff’s consideration as Annex B hereto are relevant portions of independent support materials for statements of competitive position of the Company added in Amendment No. 3, marked to highlight the applicable portions or sections of the support materials containing the statements or statistics included in the Registration Statement and cross-referenced to the relevant locations in Amendment No. 3.  The Company confirms to the Staff that the information in all these support materials for the additional statements included in Amendment No. 3 are publicly available free of charge, and that none were commissioned by the Company for inclusion in the Registration Statement. Since some of the independent support materials are not in English, the Company has prepared English translations of the applicable portions of the materials to facilitate the Staff’s review.

Risk Factors, page 14

We will be a “controlled company” within the meaning of the NASDAQ rules. . . ., page 40

1.                                      We note your response to comment 3 in our letter dated July 28, 2014. Please enhance this risk factor to describe any material risks related to your non-compliance with provisions of the Dutch Corporate Governance Code as described on page 174, or tell us why this is unnecessary.

Response:

The Company has revised the risk factor entitled “We are a foreign private issuer under the U.S. securities laws and, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements” on pages 40-41 of Amendment No. 3 in response to the Staff’s comment. In addition, the Company kindly refers the Staff to the risk factor entitled “We do not comply with all the provisions of the Dutch Corporate Governance Code. This may affect your rights as a shareholder” on page 43 of Amendment No. 3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 65

Results of Operations, page 71

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013, page 75

2.                                      Please provide a discussion and analysis of restructuring and initial public offering expenses presented in the condensed consolidated income statement. Refer to Item 5.A. of Form 20-F.

Response:

The Company has revised the disclosure on page 76 of Amendment No. 3 in response to the Staff’s comment.

Income tax gain (expense), page 77

3.                                      It appears that the increase in tax benefits for the six months ended June 30, 2014 also relates to unrecognized deferred tax assets arising from the tax loss for the period in excess of the six months ended June 30, 2013 tax losses used by Casino as part of Casino’s tax consolidation. Please consider elaborating on the reasons for the increase.

Response:

The Company has revised the disclosure on page 77 of Amendment No. 3 in response to the Staff’s comment.

In addition, the Company respectfully notes that the line item “Unrecognized deferred tax assets arising from tax loss of the period” in the “Reconciliation of theoretical and actual tax expense” table on page F-79 of Amendment No. 3 is intended to offset the theoretical income tax gain arising from Cdiscount’s tax loss that was incurred during the six months ended June 30, 2014, after Cdiscount ceased to be part of Casino’s tax consolidation. As a result, this item has no impact on the increase in income tax gain for the six months ended June 30, 2014.

Certain Relationships and Related Party Transactions, page 152

4.                                      We note your response to comment 8 in our letter dated July 28, 2014. Please supplementally tell us how you determined the independence of your independent directors.

Response:

The Company respectfully advises the Staff that, as of the date of Amendment No. 3, the independent directors of the Company’s Board of Directors have not been selected. In accordance with the Framework and IPO Agreement, prior to and with effect as of the closing of the Company’s initial public offering, the Founding Shareholders will appoint two directors who will meet NASDAQ listing standards regarding independence and will also qualify as independent under the Dutch Corporate Governance Code. In addition, such directors, who will both serve on the Company’s audit committee, also will meet the independence requirements of Exchange Act Rule 10A-3(b)(1)(ii).

Financial Statements, page F-1

Audited consolidated financial statements of Cnova N.V., page F-2

Consolidated income statements, page F-3

5.                                      Please revise to remove the references to “Pro forma” and “(unaudited)” with respect to earnings (losses) per share.

Response:

The Company has revised the disclosure on page F-3 of Amendment No. 3 in response to the Staff’s comment.

Statements of changes in consolidated equity, page F-7

6.                                     It appears that the recapitalization of Cdiscount Group is not presented in the appropriate columns. Please revise. In addition, please explain to us why you include capital transactions in the “retained earnings and profit for the year” column rather than presenting capital transaction in excess of par value as additional paid-in capital.

Response:

The Company has revised the presentation of the Statement of Changes in Consolidated Equity on page F-7 of Amendment No. 3 in response to the Staff’s comment, by adding a separate column showing Additional Paid-in Capital with respect to capital transactions and reflecting the recapitalization of Cdiscount Group in the appropriate columns.

In addition, the Company respectfully advises the Staff that, as discussed in footnote (i) to the Statement of Changes in Consolidated Equity on page F-7 of Amendment No. 3, Cdiscount

Group was recapitalized to refinance and legally waive the losses incurred prior to January 1, 2011, in connection with loss-making operations that were discontinued or transferred to other entities of Casino in order for Cdiscount Group, as the predecessor of Cnova for the related period, to retain only its investments in Cdiscount.

Note to consolidated financial statement, page F-8

1.23 Fulfillment expenses, page F-25

7.                                      We reviewed your response to comment 11 in our letter dated July 28, 2014. Please tell us whether warranty transaction activity is considered a significant factor that materially affects your income from operations and if so, why discussion is not necessary for an investor’s understanding of your results of operations. Refer to Item 5.A. of Form 20-F.

Response:

The Company respectfully advises the Staff that the Company does not consider extended warranty revenues to be a significant factor that materially affects the Company’s income from operations. Extended warranty revenue included in Net sales accounted for less than one percent of Net sales for each of the years ended December 31, 2011, 2012 and 2013, and has historically been stable and not served as a driver of the Company’s profitable growth. In contrast, the Company considers its primary drivers of profitable growth to include its marketplaces, pricing strategy and improved purchasing conditions with suppliers, each of which is discussed in Amendment No. 3 under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Components of Results of Operations” and “—Comparison of Period to Period Results of Operations.” Accordingly, the Company respectfully submits that a separate discussion of extended warranty revenues is not necessary for an investor’s understanding of the Company’s results of operations.

Note 8 Taxes, page F-35

8.                                      Reference is made to the reconciliation of theoretical and actual tax expense on page F-36. Please tell us the nature of items included in the fiscal 2011 “Other” line item and your consideration of separately disclosing such items in the table.

Response:

The Company respectfully advises the Staff that the “Other” line item in Amendment No. 2 primarily included the unrecognized deferred tax assets resulting from an unrecognized tax loss of Cdiscount in 2011. The Company has revised the table on page F-36 of Amendment No. 3 to reflect this item on a separate line in the table in response to the Staff’s comment.

Note 21 Share-based payments, page F-47

9.                                      We reviewed your response to comment 17 in our letter dated July 28, 2014. Reference is made to the last column labeled “Strike Price” in the first table on page F-49 and the last row labeled “Fair value of the option on the grant date (per option) (ii)” in the second table on page F-49. The strike price and the fair value of the options on the grant date appear to be the same. Please confirm that this is the case or revise the table(s) accordingly.

Response:

The Company has revised the disclosure on page F-49 of Amendment No. 3 in response to the Staff’s comment. The Company respectfully advises the Staff that the revision of the disclosure has no impact on the fair value calculation or the share-based payment expense, as these items were calculated using the correct assumptions.

Annex A to Supplemental Response dated August 7, 2014 - Draft Legal Opinion

10.                               Please delete the limitations on reliance in the second paragraph of page 1 and the first full paragraph on page 3 of the opinion. Please refer to Section II.B.3.d of Staff Legal Bulletin No. 19, which is available on our website.

Response:

The Company respectfully advises the Staff that NautaDutilh N.V. (“NautaDutilh”), Dutch counsel to the Company, has revised the draft form of Exhibit 5.1 to the Registration Statement, as to the validity of the ordinary shares being issued (the “5.1 Opinion”), in response to the Staff’s comment. Enclosed for the Staff’s consideration as Annex A-1 to this letter is a revised draft form of the 5.1 Opinion, and attached as Annex A-2 to this letter is a redline of the revised draft form of the 5.1 Opinion marked against the draft form of the 5.1 Opinion submitted as Annex A to White & Case LLP’s letter to the Commission dated August 7, 2014.

11.                               Please delete the conditions contained in the first full paragraph on page 3 of the opinion.

Response:

The Company respectfully advises the Staff that NautaDutilh has revised the draft form of the 5.1 Opinion, in response to the Staff’s comment. Please refer to Annexes A-1 and A-2 hereto.

12.                               In the third paragraph of the opinion you state that you “have exclusively reviewed and relied upon the following documents….” Please remove or revise this language, as it is inappropriate for counsel to state that its review was limited to only a specific set of documents. We will not object to counsel including a list of documents it reviewed provided that the accompanying language does not state or imply that these were the only documents reviewed by counsel. Counsel must review all documents necessary in order to render its opinion regarding the legality of the shares.

Response:

The Company respectfully advises the Staff that NautaDutilh has revised the draft form of the 5.1 Opinion, in response to the Staff’s comment. Please refer to Annexes A-1 and A-2 hereto.

13.                               It appears that the assumption contained in paragraph (b)(ii) on page 3 is inappropriate and unnecessary. Please remove such assumption.

Response:

The Company respectfully advises the Staff that NautaDutilh has revised the draft form of the 5.1 Opinion, in response to the Staff’s comment. Please refer to Annexes A-1 and A-2 hereto.

14.                               Please revise the assumption contained in paragraph (d)(iii) on page 4 to exclude the Company.

Response:

The Company respectfully advises the Staff that NautaDutilh has revised the draft form of the 5.1 Opinion, in response to the Staff’s comment. Please refer to Annexes A-1 and A-2 hereto.

*      *      *

Please do not hesitate to contact Joshua G. Kiernan at +44 20 7532 1408 or Andrew Weisberg at (212) 819-8980 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP